VIA EDGAR

January 12, 2010

Mr. Eric Attalah, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation

Form 10-K for the Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Quarter Ended October 3, 2009

File No. 000-19406

Dear Mr. Attallah:

On behalf of Zebra Technologies Corporation (“Zebra”), set forth below are responses to your letter of comment dated December 15, 2009 (the “Letter”) relating to the above-referenced Forms 10-K and 10-Q. The comments and headings from the Letter are repeated below (comments are in italics), and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Form 10-K for the Year Ended December 31, 2008

Financial Statements, Page F-1

Consolidated Statements of Earnings (Loss), Page F-4

1.	We note from page F-33 that service and software revenue accounted for 11% of total revenues during the twelve months ended December 31, 2008. In future filings, revise to comply with Rules 5-03(b)(1) and (2) of Regulation S-X by separately presenting revenues from sales of products, revenues from services, cost of sales and cost of services on the face of the consolidated statements of operations.

January 12, 2010 Page 2 of 7

Response:

We have reviewed your comments and the relevant Rules 5-03(b)(1) and (2) of Regulation S-X.

Beginning with our December 31, 2009 Form 10-K, we will revise our statement of operations and other disclosures to separately present net sales of tangible products, revenue from services and software, cost of sales of tangible products, cost of services and software on the face of the consolidated statement of operations as you have requested.

Note 13. Goodwill and Other Intangible Asset Data, page F-28

2.	We note that you performed an interim test of your goodwill due to the deterioration of the economy and a significant reduction of your stock price during the fourth quarter of 2008. We further note that you recorded $113.7 million of goodwill impairment charges related to your Enterprise Solutions Group as a result of the interim testing. You state that you estimated the fair value of your reporting units using the income approach methodology, which included the discounted cash flow method as well as other generally accepted valuation methodologies. Please provide us additional details regarding your interim goodwill impairment analysis. Specifically, tell us and revise future filings to address the following:

•	Describe the methods and key assumptions used and how the key assumptions were determined.

•	Discuss how you weight each of your fair value methodologies and your basis for the weighting. Within your discussion, please describe the other generally accepted valuation methodologies utilized.

•

Discuss the degree of uncertainty associated with the key assumptions. In this regard, describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill change in future periods, disclose the reasons for the changes and the impact of the changes.

January 12, 2010 Page 3 of 7

Response:

In response to your questions on Zebra’s 2008 goodwill impairment charge, we are providing you with the detailed information below and will update our Form 10-K for the year ended December 31, 2009, to include summarized key points from this detailed response.

We used three valuation methods in determining the value of goodwill for Zebra’s Enterprise Solutions Group (“ESG”) as of December 31, 2008:

1. Income Approach – Discounted Cash Flow Analysis

The key assumptions for this approach were sales, cost of sales, and operating expenses for ESG business through 2015. These assumptions were determined through consultation with members of the ESG leadership team by using our internal 2009 operating plan and then assuming growth rates for revenues, margins and operating expenses based on 2009 as a base year. Growth rates were compared to projected industry growth rates for the industries served by the ESG group.

The fourth key assumption is the discount rate for the ESG business which was determined by looking at current risk free rates of capital, current market interest rates available to Zebra and evaluation of risk premium relevant to the ESG business.

Under the Income Approach, the value of the ESG business, and therefore goodwill, would increase if sales grow faster than anticipated, cost of sales or operating expenses grow less than anticipated, or interest rates including risk premium declines. Conversely, the value of the ESG business would decline if sales grow less than anticipated, cost of sales or operating expenses grow more than anticipated, or interest rates increase. If differing factors change in opposing directions, then the net impact on the value of ESG would depend on the relative sizes of the changes.

Zebra’s Form 10-K for the year ended December 31, 2008, discusses risk factors that would affect the results of operations from ESG. These same factors would potentially impact the fair value of ESG estimated under the discounted cash flow analysis.

January 12, 2010 Page 4 of 7

2. Market Approach – Guideline Public Company Method

Under the Guideline Public Company Method, we identified 12 publicly traded companies, including Zebra, which we believe have significant relevant similarities to the ESG business. For these 12 companies, we calculated the mean ratio of invested capital to revenues and invested capital to EBITDA.

These mean values were then applied to the revenues and EBITDA we had forecast for ESG for 2011 to determine the estimated market value of ESG based on guideline public companies. We used the 2011 forecast because ESG consists of four different and newly acquired businesses which would have significant integration activities during 2009 and 2010, and calculation based on forecasts for the years prior to 2011 would not be indicative of the true market value of ESG.

Similar to the Income Approach discussed above, ESG revenues, cost of sales, operating expenses, and their respective growth rates were key assumptions to the Guideline Public Company Method. Changes to these assumptions should have similar impact as under the Income Approach.

Additionally, the market prices of Zebra and other guideline company shares is a key assumption. If these market prices increase, the estimated market value of ESG would increase. If they decrease, the estimated market value of ESG would decrease.

Zebra’s Form 10-K for the year ended December 31, 2008, discusses risk factors that would affect the results of operations from ESG. These same factors would potentially impact the fair value of ESG estimated under the guideline company method.

3. Market Approach – Comparative Transactions Method

Under the Comparative Transactions Method, we looked at 22 market based transactions for companies that had similarities to ESG, including similarities to one or more of business lines, markets, growth prospects, margins and size. For the selected transactions, we calculated mean revenue and EBITDA multiples. These multiples were applied to the 2011 forecasted Zebra results to estimate market value, for the same reasons we used the forecasted 2011 results in the Guideline Company Method.

The key assumptions and impact of changes to those assumptions would be similar to those under the previous two methods discussed.

The Income Approach was weighted more because it considers anticipated future financial performance, while the Market Approaches are based on

January 12, 2010 Page 5 of 7

historical and current economic and market conditions which might not reflect the long term prospects/opportunities for ESG, especially since ESG had a limited amount of combined historical financial information available since it is composed of several businesses which had only recently been acquired by Zebra.

Additionally, the risk factors in Zebra’s Form 10-K for December 31, 2008, discusses risk factors that would affect the results of operations from ESG. These same factors would potentially impact the fair value of ESG estimated under the comparative transactions method.

Note 13. Goodwill and Other Intangible Asset Data, page F-28

3.	We also note your disclosures on pages 41-42, F-10, and F-29 that you recorded $43.6 million of impairment charges related to your intangible assets during fiscal 2008. Please address the following:

•	Please tell us and revise your future filings to provide a description of the intangible assets that you impaired within your Enterprise Solutions Group.

•	Provide more detail of the valuation methodology and assumptions utilized.

•

Within your critical accounting policy section in MD&A, please clearly describe the key assumptions used in determining fair value and discuss the uncertainty associated with the key assumptions and any potential events and/or circumstances that could result in further impairment charges.

Refer to the guidance in 350-30-50-3 of the FASB Accounting Standard Codification.

Response:

In response to your questions on Zebra’s 2008 intangible asset impairment charge, we are providing you with the detailed information below and will update our Form 10-K for the year ended December 31, 2009, to include summarized key points from this detailed response.

The intangible assets which we impaired in our Enterprise Solutions Group included:

•	Acquired customer relationships

•	Acquired technology

•	Non-competition agreement

•	Licenses to use the technology of third parties

January 12, 2010 Page 6 of 7

During the fourth quarter of 2008, we determined that an impairment indicator had occurred that required us to perform an impairment test for certain asset groups of our ESG business, as required by FAS 144. In completing the impairment test, we followed the rules for “held and used” assets. For the first step of the test we grouped the ESG assets at the lowest level of discernable cash flows and tested recoverability by calculating the undiscounted cash flows related to each of the asset groups. We used the same forecast for this test as was created for the goodwill impairment test discussed earlier in this letter. The total undiscounted cash flows were compared to the carrying value of the asset groups and fell into two classes:

•

A portion of the asset groups had estimated undiscounted cash flows greater than the carrying value of the assets. As a result, under FAS 144, there was no impairment of the value of these assets and our testing was completed.

•

Other asset groups had estimated undiscounted cash flows below the carrying value of the asset groups. For these asset groups we then estimated the fair value of the asset group by calculating the discounted cash flows for each of the asset groups. We recorded an impairment charge to reflect the estimated fair value as the new carrying value by allocating the impairment charge among the long lived assets of the impaired asset groups.

The critical assumptions used in valuing the intangibles and the events or circumstances that could lead to further impairment charges as the same as the assumptions and circumstances we discussed in our above answer to your questions on goodwill.

Note 18 – Segment and Geographic Data, page F-32

4.	We note that your disclosure of long-lived assets by geographic region includes goodwill and intangible assets. Please note the guidance set forth in the FASB Accounting Standards Codification 280-10-55-23, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets. Please revise your future filings accordingly.

Response:

We will remove intangible assets from the long-lived assets reported in our geographic region information as you have requested effective with our Form 10-K for the year ended December 31, 2009.

January 12, 2010 Page 7 of 7

Form 10-Q for the Quarter Ended October 3, 2009

Exhibits 31.1 and 31.2

5.	We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4(d), you have removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report)”. We note similar modifications within your April 4, 2009 and July 4, 2009 Forms 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response:

We will make the change to the certification you have requested effective with our Form 10-K for the year ended December 31, 2009, and future Forms 10-Q.

We expect the audit of our financial statements to be completed by the end of January. We would appreciate it greatly if you would contact me as soon as practicable so that we may discuss the timing of your response to this letter. If you have any questions regarding the above responses, please contact me at 847-793-2664.

Sincerely,
/s/ Michael C. Smiley
Michael C. Smiley
Chief Financial Officer

cc:	Mr. Kevin Vaughn, Securities Exchange Commission

Ms. Tara Harkins, Securities Exchange Commission

Mr. Anders Gustafsson, Chief Executive Officer, Zebra Technologies

Mr. Michael Smith, Chairman, Zebra Technologies

Mr. Jim Kaput, General Counsel, Zebra Technologies

Mr. Todd Naughton, VP. Finance/Chief Accounting Officer, Zebra Technologies